Proprietary & Confidential
Company Update
&
Important Announcement
June 9, 2009
Filed by HealthTronics, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14d-2(b) under
the Securities Exchange Act of 1934
Subject Company:  Endocare, Inc.
Commission File No.:  001-15063

Proprietary & Confidential HealthTronics’ Leadership with us Today • James Whittenburg, President & CEO • Scott Herz, VP, Business Development • Jeff Quade, VP, Human Resources and Administration

Proprietary & Confidential
Background of Transaction
• Endocare and HealthTronics have always had a close working relationship
• HealthTronics is Endocare’s largest customer; Endocare’s
cryosurgeons are HealthTronics’ partners!
• April 9, 2009 – Endocare receives letter from HealthTronics with offer to purchase Endocare
• June 7, 2009 - Endocare and HealthTronics enter into merger agreement.
• HealthTronics greatly values Endocare’s achievements in the
Cryo Field.

Proprietary & Confidential
• HealthTronics is acquiring all of the outstanding
shares of Endocare common stock.
• After the merger, Endocare will become a wholly-
owned subsidiary of HealthTronics.
• Under the merger agreement, Endocare stockholders
have the ability to elect to receive either cash or
HealthTronics shares in the transaction (subject to
certain limitations).
HealthTronics and Endocare Blending:

Proprietary & Confidential
Who is HealthTronics?
•
HealthTronics, Inc. provides healthcare services and
manufactures medical devices primarily for the urology
community
•
The company was founded in 1972 and is
headquartered in Austin, Texas
•
Public company listed on NASDAQ:  HTRN
•
Annual revenues of $166 million in 2008
•
500 plus employees
•
More information on www.healthtronics.com
•
Acquisitive, growing company

Proprietary & Confidential
The Mission of HealthTronics, Inc.
is to bring to our Partners
new technologies and services
that improve patient care and
practice economics through
the efforts of our expert
and caring employees.
HealthTronics’ Mission Statement

Urology Services
Image Guiding Radiation Therapies
HealthTronics, Inc.
Medical Products
ClariPath Laboratory

endocare
extending life everyday

Proprietary & Confidential
About HealthTronics, Inc.
• For over 20 years
HealthTronics, Inc. has
been the leading
provider of urological
services and products
in the United States.
• HealthTronics provides
the most advanced
technology and premier
support systems to
hospitals, surgery
centers and clinics
worldwide.

LEGAL & CONTRACTING
ENABLING TECHNOLOGY
BILLING & COLLECTIONS
TAX & ACCOUNTING
STAFFING & CERTIFICATION
SERVICE & MANUFACTURING
RISK MITIGATION
COMPLIANCE & REGULATORY
OPS & SCHEDULING
BUSINESS & SALES
TOTALCARE

endocare
extending life everyday™

Proprietary & Confidential
Building Urology Partnerships -
TotalCare
TotalCare is the
comprehensive suite of
HealthTronics, Inc. unique
products and service solutions
that are offered as a part of a
HealthTronics, Inc.
Partnership.
TM

Proprietary & Confidential
Acquisition Rationale
HealthTronics…
• has well-established relationships with approximately one-third of the practicing urologists in the United States
• has demonstrated successful co-promotion of the Endocare technology
• has strong, positive cash flow and greater assurance of long-term solvency
• believes there is value in the development, manufacture and growth of cryoablation technologies and intends to maximize that value through
Endocare’s technology
• has and will continue to take advantage of opportunities to develop and expand technologies, both in and outside of the urology services specialty
• intends to maximize services and products to joint customers/partners

Proprietary & Confidential
• Tender Offer Process
• Estimated Close of Q3, 2009
• Must continue to operate as separate, independent
companies until closing
• Our Senior Team at Endocare will be working with
James Whittenburg and his team and will be
available to answer questions
Process and Timing

Proprietary & Confidential
When Will My Department/Position Be
Transitioned to Austin?
• No reductions as a result of the proposed acquisition
between now and the actual close of the transaction.
Following closing, HealthTronics’ headquarters to be based
in Austin, TX.
• HealthTronics places a high value on employees and all will be treated with the utmost respect and consideration.
• Integration team will determine specifics regarding if/when corporate functions will be transitioned to Austin. Leads:
Suzanne Douglass and Jeff Quade.
• Retention and severance packages will be determined as
quickly as possible and communicated to all employees.
• We are committed to full and timely communication when
specific decisions are made.

Proprietary & Confidential
We understand and empathize that this is a
challenging time of change.
We are very much committed to assisting you
through this transition and will do our best to
answer any/all of your questions/concerns.
Please do not hesitate to talk to any member of
Senior Management if you have questions.
What if I have Questions?

Proprietary & Confidential
Disclaimer
Forward-Looking Statements
This presentation contains forward-looking statements, including those regarding
Endocare, Inc. and HealthTronics, Inc., their respective subsidiaries, the products and services they provide, and their proposed business combination. You are cautioned that all such statements involve risks and uncertainties.  Factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include, among others, the risk that the exchange offer and the merger will not close; the risk that HealthTronics’ business and/or Endocare’s business will be adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations of the two companies will not be integrated successfully; the risk that HealthTronics’
expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; the risk that demand for and acceptance of HealthTronics’ or Endocare’s products or services may be reduced; the risk of changes in governmental regulations; the impact of economic conditions; the impact of competition and pricing; and other factors described from time to time in HealthTronics’
or Endocare’s periodic and current reports filed with the Securities and Exchange
Commission.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation.  Endocare and
HealthTronics undertake no obligation to publicly revise these forward-looking statements.
Please refer to the joint press release by Endocare and HealthTronics announcing this transaction and our SEC filings for a discussion of risks related to forward-looking statements.

Proprietary & Confidential
Disclaimer
Important Additional Information
The tender offer described herein has not commenced. In connection with the tender offer, HealthTronics intends to file a registration statement on Form S-4 and a Tender
Offer Statement on Schedule TO with the Securities and Exchange Commission (the
“SEC”) and Endocare intends to file a solicitation / recommendation statement on
Schedule 14D-9.  Such documents, however, are not currently available.
INVESTORS
ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEALTHTRONICS,
ENDOCARE AND THE TRANSACTION.
Investors and security holders will be able to
obtain free copies of the registration statement on Form S-4, Schedule TO and
Schedule 14D-9 as well as other filings containing information about HealthTronics and Endocare without charge at the SEC’s web site (http://www.sec.gov) once such documents are filed with the SEC.
A free copy of the tender offer materials, when they become available, will also be available on HealthTronics’ website at www.healthtronics.com and a copy of the
Schedule 14D-9 will be available  on Endocare’s website at www.endocare.com.